UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

JETBLACK CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

47714A
(CUSIP Number)

Nigel Farnsworth
1 Canada Square, Canary Wharf, London, UK, E14 5AA
Telephone: 011 0207 718 0001
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Nigel Farnsworth

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United Kingdom

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
108,000,000 shares of Common Stock at time of purchase on May 2, 2011 and 21,672,400 shares of Common Stock as May 6, 2011, the date of this report.
Number of
Shares Bene-
Ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
108,000,000 shares of Common Stock at time of purchase on May 2, 2011 and 21,672,400 shares of Common Stock as May 6, 2011, the date of this report.

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
108,000,000 shares of Common Stock at time of purchase on May 2, 2011 and 21,672,400 shares of Common Stock as May 6, 2011, the date of this report.

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
70% on May 2, 2011 the date of purchase and 32% as of May 6, 2011, the date of this report.

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Jetblack Corp. (the “Company”) with a par value of $0.001.  The principal executive offices of the Company are located at Suite 219-10654 82nd Avenue SW, Edmonton, Alberta T6E 4A7.

Item 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Nigel Farnsworth.  Mr. Farnsworth’s address is 1 Canada Square, Canary Wharf, London, U.K., E14 5AA. Mr. Farnsworth is the sole Director and the President, Secretary and Treasurer of the Company.  Mr. Farnsworth is a graduate of The School of Business at The University of Exeter in Exeter, United Kingdom and has been involved with numerous business ventures in the both the United Kingdom and the United States. From 2005 to the present Mr. Farnsworth has been a principal at Greenshoe Capital LLC.

(d)-(e)  During the last five years, Mr. Farnsworth: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Farnsworth is a citizen of the United Kingdom.

Item 3. Source of Amount of Funds or Other Compensation

On May 2, 2011, Mr. Farnsworth purchased 108,000,000 shares of common stock of the Company from Vanessa Avila, the then President, Secretary and Director of the Company, in a private, non-issuer transaction in consideration for $100,000 cash from his personal funds.

Item 4. Purpose of Transaction

Mr. Farnsworth acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Farnsworth may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Farnsworth also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Farnsworth does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
On May 2, 2011, Mr. Farnsworth acquired 108,000,000 shares of Common Stock, representing 70% of the Company’s then outstanding shares, based on 153,290,600 shares of the Company’s Common Stock outstanding at such time. Prior to this purchase, Mr. Farnsworth owned no shares of the Company. On May 4, 2011, Mr. Farnsworth returned 86,327,600 of his shares of Common Stock to treasury. As of May 6th, 2011, the total number of issued and outstanding shares of the Company is 66,963,000. Mr. Farnsworth now owns 21,672,400 shares of Common Stock of the Company representing approximately 32% of the Company’s total issued and outstanding shares of Common Stock.

(b)
As of the date of this report, Mr. Farnsworth holds the rights to vote 21,672,400 shares of Common Stock, representing 32% of the Company’s currently outstanding shares. At the time of purchase until May 4th, 2011, Mr. Farnsworth held the right to vote 108,000,000 shares of Common Stock, representing 70% of the Company’s then outstanding shares.

(c)	See Item 3 above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 21,672,400 shares of Common Stock, beneficially owned by Mr. Farnsworth.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011

By:	/s/ Nigel Farnsworth
Nigel Farnsworth